Exhibit 99.1
Cenovus Energy year-end dividend
CALGARY, Alberta (December 9, 2009) — The Board of Directors of Cenovus Energy Inc. (TSX, NYSE: CVE) has declared a dividend of US$0.20 per Common Share on the issued and outstanding Common Shares of Cenovus Energy Inc. The dividend is payable on December 31, 2009 to shareholders of record as of December 21, 2009.
The declared dividend is in keeping with the disclosure on November 12, 2009 by EnCana Corporation, prior to the completion of the split transaction involving EnCana and Cenovus, which stated the company intended that the initial combined dividends of EnCana and Cenovus for the fourth quarter of 2009 would be equal to EnCana’s current quarterly dividend of US$0.40 per share and would be equally apportioned. Future dividend decisions will be at the sole discretion of the Cenovus Board of Directors. No dividend policy has been adopted by Cenovus.
Cenovus Energy is focused on the development of its vast bitumen and other enhanced oil resources in Western Canada to drive its growth. This growth is supported by the strong cash flow generated by its well-established natural gas and conventional oil operations.
Cenovus Common Shares officially started trading on the TSX December 3, 2009 and will start to trade on the NYSE today.
Cenovus Energy Inc.
Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta. Its enterprise value is approximately CDN$23 billion. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares, which trade under the symbol CVE, are listed on the Toronto and New York stock exchanges. For more information, go to www.cenovus.com.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Cenovus shareholders and potential investors with information regarding Cenovus, including management’s assessment of future plans, Cenovus has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: future Cenovus dividends; anticipated growth and cash flow; and the expected timing for official trading of Cenovus Common Shares on the NYSE. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oil business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Cenovus. Although Cenovus believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include Cenovus’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Cenovus does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

CENOVUS CONTACTS:
Investors:	Media:
Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Advisor, Media Relations
403-645-4737	403-645-4740

Susan Grey
Manager, Investor Relations
403-645-4751

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